UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PITOOEY!, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

72449Q100
(CUSIP Number)

WORLD MARKET VENTURES LLC 1835 E. Hallandale Bch Blvd, #686 Hallandale Beach, FL 33009 (954) 354-9360
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

03/16/2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72449Q100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS World Market Ventures LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY ) 47-3277110
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 10,000,000
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 10,000,000
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 72449Q100	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Shares”), of PITOOEY!, Inc., a Nevada corporation (the “Issuer”). The principal office of the Issuer is located at 15685 N. Cave Creek Road, Suite 101-102, Phoenix AZ 85032.

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a, corporation, general partnership, limited partnership, syndicate or other group of persons, state its, name, the state or other place of its organization, its principal business, the address of its principal, office and the information required by (d) and (e) of this Item.

World Market Ventures LLC

1835 E. Hallandale Bch Blvd, #686 Hallandale Beach, FL  33009

(954) 354-9360

State of organization: Delaware

(d) Whether or not, during the last five years, such person has been convicted in a criminal, proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of, the case; and

N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a, judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to, federal or state securities laws or finding any, violation with respect to such laws; and, if so, identify and describe such proceedings and, summarize the terms of such judgment, decree or final order.

N/A

CUSIP No. 72449Q100	13D	Page 4 of 5 Pages

Item 3. Source and Amount of Funds or Other Consideration

OO

Item 4. Purpose of Transaction

Compensation for services

Item 5. Interest in Securities of the Issuer

(a) 7.48% based on 103,762,923 shares (Outstanding as at November 13, 2014 and 30,000,000 shares issued March 16, 2015)

(b) Chad Curtis has sole voting and dispositive power over the 10,000,000 shares that he owns.

(c) Describe any transactions in the class of securities reported on that were effected during the, past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the, persons named in response to paragraph (a)

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to:

1. The identity of the person covered by Item 5(c) who effected the transaction;

2. the date of transaction;

3. the amount of securities involved;

4. the price per share or unit; and

5. where and how the transaction was effected

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Ex. 99.1 - Consulting Agreement

CUSIP No. 72449Q100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2015

/s/ Chad Curtis
Name: Chad Curtis